UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 10, 2016		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 10, 2016

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2015	2014
ASSETS
Receivable - Employer Contributions	$135,686	$108,244
Notes Receivable from Participants	147,367	95,893

Total Receivables	283,053	204,137

Investments, at Fair Value
Plan’s Interest in Master Trust Assets	8,323,080	8,632,621

Total Investments	8,323,080	8,632,621

Total Assets	8,606,133	8,836,758

LIABILITIES	—	—

Net Assets Available for Benefits	$8,606,133	$8,836,758

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31,
	2015	2014
Contributions:
Employer	$140,312	$224,365
Employee	449,394	501,324
Rollover	24,191	243,201

Total Contributions	613,897	968,890

Investment Income:
Interest Income	3,842	5,495
Plan’s Interest in Master Trust Net Investment Gain	23,642	415,475

Total Investment Income	27,484	420,970

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	855,922	1,720,395
Administrative Expenses	7,587	9,997

Total Deductions	863,509	1,730,392

Net Decrease Before Net Assets Transferred	(222,128)	(340,532)
Net Assets Transferred (to) from Other Qualified Plans	(8,497)	888,018

Net Increase (Decrease) in Net Assets	(230,625)	547,486
Net Assets Available for Benefits at Beginning of Year	8,836,758	8,289,272

Net Assets Available for Benefits at End of Year	$8,606,133	$8,836,758

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Boston, Canton, Medina (through March 31, 2014), Middletown (through July 31, 2014), Chilton and Theodore (starting in December 2015) facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Dietrich Plan”). Effective December 31, 2015, the Plan was amended to remove the Dietrich Plan from the Master Trust, as the Dietrich Plan was terminated and all assets were disbursed as of December 31, 2015.

Eligibility:

Union employees at the Boston, Medina, Middletown and Theodore facilities who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Chilton facility are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) - Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Participants at the Medina and Middletown facility may defer up to 90% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

In lieu of requiring employees to complete an enrollment designation, effective January 1, 2012, participants at the Medina Facility will be subject to an automatic enrollment arrangement whereby 2% of their compensation will be automatically contributed to the Plan. This automatic enrollment arrangement can be changed or revoked at the election of the employee.

Employer Matching Contributions - The participants at the Chilton and Medina facilities receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation. The participants at the Middletown and Theodore facilities receive matching contributions equal to 50% of their section 401(k) contributions up to 4% of their compensation.

Monthly Company Contributions - There are no monthly Company contributions for the participants at the Chilton facility.

Annual Company Contributions - The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age. This contribution is discretionary by the Company for employees of the Medina and Middletown facilities.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%.

Effective January 1, 2009, employer matching and annual contributions are vested 100% upon 3 or more years of service for all participants.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

During 2013, the Company discovered that for the period commencing on or after January 1, 2009, forfeitures were held in unallocated suspense accounts and have not been used to reduce subsequent matching contributions or employer contributions, as required by the provisions of the Plan. The Company disclosed this error to the IRS through a Voluntary Compliance Program (“VCP”) filing in February 2014. In its VCP filing, the Company proposed to remedy the error by permitting the amounts held in the forfeiture accounts of the Current Collectively Bargained Plan be used to reduce all subsequent employer and matching contributions made by a participating employer until the entire value of the forfeiture accounts is reduced to zero. Thereafter, the forfeiture account held in the Current Collectively Bargained Plan will be used to offset subsequent matching and employer contributions no less frequently than annually. The IRS approved the Company’s proposed correction in May 2014.

The Company used forfeitures totaling $84,715 and $70,487 to offset Company contributions in 2015 and 2014, respectively. At December 31, 2015 and 2014, forfeited non-vested accounts were $7,902 and $84,484, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 65. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and Worthington Industries, Inc. Common Stock are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with the Trustee, which is structured as a common collective trust (“the CCT”). The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage- backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the statements of changes in net assets available for benefits.

Effective February 28, 2014, the Plan was amended, allowing the assets of the ProCoil Company, LLC Retirement Savings Plan (the “ProCoil Plan”) held for the benefit of certain collectively bargained employees to be transferred to the Plan. The assets of the ProCoil Plan with a fair value of $1,168,637 became assets of the Plan as of February 28, 2014.

Recently Issued Accounting Standards:

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosure, (Part III) Measurement Date Practical Expedient. This guidance simplifies certain aspects of employee benefit plan (“EBP”) accounting while satisfying the needs of users of financial statements. It simplifies the measurement of fully benefit-responsive investment contracts and disclosures about plan investments. It also allows an EBP with a fiscal year end that does not coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts. The Plan has early adopted relevant pronouncements of the ASU. The adoption of the amended guidance impacts disclosures and does not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2015, the FASB issued guidance to address diversity in practice related to how certain investments measured at net asset value (“NAV”) are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for plan years beginning after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The Plan is currently evaluating the potential impact to the statements of net assets available for benefits or statements of changes in net assets available for benefits.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently complying with initial requests from the Department of Labor regarding a recently initiated audit of the Plan and related Master Trust.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% at December 31, 2015 and 2014, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2015	2014
Mutual Funds	$403,621,839	$400,355,108
Worthington Industries, Inc. Common Stock	47,119,744	48,883,233
Common Collective Trust	35,254,199	38,887,985

Total	$485,995,782	$488,126,326

Investment Income for the Master Trust:

	2015	2014
Interest and Dividend Income	$18,437,935	$20,030,437
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	(14,301,475)	4,994,341
Worthington Industries, Inc. Common Stock	387,558	(18,398,164)

Total	$4,524,018	$6,626,614

At December 31, 2015 and 2014 the Master Trust held 1,563,247 and 1,624,413 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $1,126,321 and $965,031 for the years ended December 31, 2015 and 2014, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table. There have been no changes in the methodologies used at December 31, 2015 and 2014.

For the years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2015:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	7,355,100	7,355,100	—	—
Common Collective Trust	782,582	—	782,582	—
Worthington Industries, Inc. Common Stock	185,398	185,398	—	—

Total	$8,323,080	$7,540,498	$782,582	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2014:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	7,490,132	7,490,132	—	—
Common Collective Trust	979,025	—	979,025	—
Worthington Industries, Inc. Common Stock	163,464	163,464	—	—

Total	$8,632,621	$7,653,596	$979,025	$—

8.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$8,323,080

*	Loans from Participants	Interest Rates Ranging From 3.25% to 8.25%	N/A	147,367

				$8,470,447

*	Party-in-Interest to the Plan